ASSET PURCHASE AGREEMENT

(CHERRY CREEK ASSETS)

This Asset Purchase Agreement (the “Agreement”) is made as of October 14, 2005 (the “Effective Date”), by and between Western Water Company, a Delaware corporation, as debtor and debtor in possession in the below referenced Bankruptcy Case (“Seller”), with principal offices located at 102 Washington Avenue, Point Richmond, California 94801, and Cherry Creek Project Water Authority, a Colorado Water Authority organized pursuant to Colorado Revised Statutes Section 29-1-204(2) (“Buyer”), with principal offices located at c/o Mulhern MRE, Inc., 2 Inverness Drive East, Suite 101, Englewood, Colorado 80112.

RECITALS

A. Seller has commenced a case under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court (the “Bankruptcy Court”) for the Northern District of California, Oakland Division, Case No. 05-42839 (the “Bankruptcy Case”), thereby creating the estate (the “Bankruptcy Estate”) in accordance with Bankruptcy Code section 541 et seq., and has continued in the possession of its assets and in the management of its business under sections 1107 and 1108 of the Bankruptcy Code.

B. Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, all right, title and interest of Seller and of the Bankruptcy Estate in, to and under the Purchased Assets (as defined in Section 1.1 herein), free and clear of all Liens, Claims and Interests (as defined in Section 1.1 herein), on the terms and conditions set forth in this Agreement, pursuant to sections 363 and 365 of the Bankruptcy Code.

NOW, THEREFORE, in consideration of the above recitals and the mutual covenants hereinafter set forth, Buyer and Seller hereby agree as follows:

AGREEMENT

1.	PURCHASE AND SALE OF ASSETS.

1.1 Agreement to Sell and Purchase Assets. Subject to, and limited by, the representations, warranties and covenants set forth in this Agreement, Seller agrees to sell, assign, transfer and convey to Buyer, and Buyer agrees to purchase and acquire from Seller at the Closing, free and clear of liens, claims and interests of any party (collectively, and in each case including without limitation all “interests” as such term is defined in section 363(f) of the Bankruptcy Code, the “Liens, Claims and Interests”) except for any Permitted Encumbrances (as defined in Section 5.5 herein), all of Seller’s and all of the Bankruptcy Estate’s right, title, and interest in, to and under all of the following assets, property, rights and claims of the Bankruptcy Estate, wherever located, real, personal or mixed, whether tangible or intangible (collectively, the “Purchased Assets”):

(a) all assets and contracts identified and described in Schedule 1.1(a) attached hereto and, to the extent they relate to such assets and contracts all of the following (the “Cherry Creek Assets”)

(i) any and all rights in, to or under real property on Schedule 1.1(a), as well as all rights and claims appurtenant thereto, including all mineral, water or similar rights, whether held in fee or by lease or other agreement;

(ii) any and all rights under leases and leasehold interests on Schedule 1.1(a), including any and all rights in improvements and fixtures, and any and all rights under all other contracts and agreements, as well as all rights associated therewith;

(iii) any and all accounts receivable, deposits and prepaid assets relating to the assets described in Schedule 1.1(a);

(iv) any and all litigation claims, rights and causes of action, relating to the assets described in Schedule 1.1(a);

(v) any rights to refunds or return of property taxes relating to the assets described in Schedule 1.1(a);

(vi) any business rights, licenses, permits or approvals of Seller or the Bankruptcy Estate, including those used in the operation of Seller’s business or real property, relating to the assets and contracts on Schedule 1.1(a);

(vii) any and all personal property on Schedule 1.1(a), whether tangible or intangible, as well as all rights relating thereto, including warranties;

(viii) all intellectual property on Schedule 1.1(a) and rights thereto,

(ix) to the extent it relates to the assets on Schedule 1.1(a), any and all customer lists (including lists of all past, present and prospective customers), sales and marketing materials (including artwork and collateral materials), mailing lists, marketing lists, employee lists, engineering plans, models and projects, and any and all information related to any of the foregoing;

(x) all goodwill associated with the assets and contracts on Schedule 1.1(a);

(xi) to the extent transferable by applicable law and provided that such inclusion of such rights in the Purchased Assets would not subject Seller to any liabilities or obligations under any contract that is an Excluded Asset, all rights under any contract under which the counterparty or counterparties agree or have agreed not to compete with the operations or property of Seller or of the Bankruptcy Estate associated with the assets on Schedule 1.1(a) or agree or have agreed to keep confidential information regarding Seller or the Bankruptcy Estate relating to the assets on Schedule 1.1(a), without regard to whether any such contract is an Excluded Asset; and

(xii) to the extent they relate to the assets on Schedule 1.1(a), any books of account, ledgers, financial, accounting and tax records and all general and personnel records, files, invoices, customers’ and suppliers’ lists, other distribution and mailing lists, price lists, reports, plans, advertising materials, catalogues, billing records, sales and promotional literature, manuals, and customer and supplier correspondence that pertain to the Cherry Creek Assets (the “Cherry Creek Records”) provided that Buyer shall make such Cherry Creek Records available to Seller upon reasonable request and subject to execution of a confidentiality agreement reasonably acceptable to Buyer; provided that Cherry Creek Records shall not include (i) any confidential or propriety information, or trade secrets, contained in any form or medium, that the Bankruptcy Estate is prohibited from transferring to a third party pursuant to an agreement or confidentiality obligation that is enforceable against Seller, (ii) any and all information and materials relating to the disclosure of which could adversely affect the attorney-client privilege between the Bankruptcy Estate and its counsel with respect to the Excluded Assets or the administration of the Bankruptcy Estate and (iii) any and all communications between Seller and the Official Committee of Unsecured Creditors in the Bankruptcy Case, including communications with their respective counsel (“Confidential Information”).

1.2 Excluded Assets. Notwithstanding anything to the contrary in this Agreement, the Purchased Assets shall not include any assets excluded by the terms of this Section 1.2 (the “Excluded Assets”), such Excluded Assets consisting in their entirety of Seller’s and the Bankruptcy Estate’s right, title and interest in, to and under the following:

(a) the Purchase Price;

(b) all contracts or other assets of Seller or the Bankruptcy Estate otherwise included in the definition of Purchased Assets that may be designated by Buyer, with the reasonable consent of Seller, as Excluded Assets;

(c) any bids and deposits received from any person other than Buyer or its agents or representatives in connection with the proposed sale of any of the Purchased Assets and any analyses prepared by or on behalf of Seller of any bids for the Purchased Assets or any portion thereof, or any materials relating to the negotiations with any potential bidder;

(d) all avoidance actions arising under chapter 5 of the Bankruptcy Code (the “Avoidance Actions”), any litigation claims, rights and causes of action against any current or former directors, officers or employees of Seller, and all other claims, rights, causes of action or litigation unrelated to the Cherry Creek Assets;

(e) all policies of insurance of the Seller or the Bankruptcy Estate and claims and proceeds thereof; including without limitation all directors’ and officers’ insurance policies and claims and proceeds thereof;

(f) any assets of any employee benefit plan of Seller or the Bankruptcy Estate, any rights under any such plan or any contract, agreement or arrangement between any employee or consultant and Seller or the Bankruptcy Estate, and any personnel records, information and material relating to any current or former employee, director, independent contractor or other personnel of Seller not providing services to Buyer after the Closing;

(g) any Confidential Information;

(h) all cash, cash equivalents, marketable securities, bank and other deposit accounts of Seller.

1.3 Assigned Executory Contracts.

(a) Subject to the terms and conditions of this Agreement, and in reliance on the representations, warranties and covenants set forth in this Agreement, Seller agrees, pursuant to section 365 of the Bankruptcy Code, to assume and then to sell, assign, transfer and convey to Buyer all executory contracts of Seller included in the Purchased Assets (collectively, the “Assigned Executory Contracts”), including without limitation all executory contracts included in Schedule 1.1(a). Should Buyer or Seller identify any executory contracts of Seller not identified on Schedule 1.1(a) or not assigned to Buyer pursuant to the Sale Order, at Buyer’s request, provided that such request is made to Seller prior to the confirmation of a plan of reorganization in the Bankruptcy Case, Seller shall take commercially reasonable efforts to assume and assign such executory contract to Buyer pursuant to the terms of this Agreement.

(b) Except as provided in paragraph 1.3(a) above, Seller shall be responsible for any and all cures or other payments or actions required to assume and assign the Assigned Executory Contracts to Buyer, provided that Buyer shall be responsible for providing evidence as to the adequate assurance of future performance required under section 365 of the Bankruptcy Code. The Sale Order (as defined below) shall provide that the assumption and assignment to Buyer of the Assigned Executory Contracts is approved, subject only to (i) payment by Seller of all cures or other payments or actions required to assume and assign the Assigned Executory Contracts to Buyer and (ii) Buyer’s right to exclude any contract from the definition of Assigned Executory Contracts in accordance with the terms of this Section 1.3.

(c) If any non-debtor party to an executory contract objects to the assumption and assignment of such contract, and such party’s consent is required under section 365(c) for the assumption and assignment of such executory contract to Buyer, Buyer agrees that such executory contract shall be deemed an Excluded Asset, without any adjustment to the Purchase Price, unless such consent is obtained. Except as provided in paragraph 1.3(a) above, Seller shall take commercially reasonable efforts to obtain any such consent, provided that Seller shall have no obligation to obtain any such consent.

1.4 Bid Procedures. This Agreement and the obligations of Buyer and Seller hereunder are subject to the terms and provisions the “Bid Procedures for Cherry Creek Assets, Revised October 3, 2005,” a copy of which is attached hereto as Exhibit A (the “Bid Procedures”).

2.	PURCHASE PRICE; DEPOSIT; CLOSING

2.1 Purchase Price. In consideration of the sale, transfer, conveyance and assignment of the Purchased Assets to Buyer, Buyer shall (a) assume the Assumed Liabilities; and (b) pay to Seller cash in the amount of Fourteen Million Dollars and 00/100 ($14,000,000.00) or such cash or other consideration offered by Buyer and accepted by Seller as a condition of declaring Buyer the winning bidder at the Auction referenced in the Bid Procedures (the “Purchase Price”).

2.2 Deposit. On or before 5:00 p.m. (Mountain Time) on Tuesday, October 18, 2005, Buyer will deposit in escrow with Seller pursuant to the Bid Procedures, to be held in trust in an interest bearing account, the sum of one million dollars ($1,000,000) (the “Deposit”). At the Closing, the Deposit and all interest earned thereon shall be credited against the Purchase Price to be paid by Buyer pursuant to Section 2.1 herein. If the Closing fails to occur or if this Agreement is terminated pursuant to Section 10.1 herein or by order of a court of competent jurisdiction, then the Deposit shall be immediately returned to Buyer without counterclaim or offset by Seller. Notwithstanding the foregoing, if (a)(i) Buyer is declared the winning bidder at the Auction for the Purchased Assets pursuant to the Bid Procedures, and (ii) Buyer is thereafter is unable or unwilling to close notwithstanding the satisfaction of all conditions to Closing in Article 7 or (b) Buyer repudiates this Agreement, then (x) the Deposit and all interest thereon shall be forfeited to Seller as liquidated damages to compensate Seller for time spent, labor and services performed, and the loss of the bargain set forth in this Agreement, and (y) the retention of the Deposit shall be Seller’s sole and exclusive remedy against Buyer for any breach of this Agreement. Buyer and Seller agree that it would be impracticable and extremely difficult to affix damages incurred by Seller if Buyer defaults as described in this paragraph and that the Deposit and all interest thereon represents a reasonable estimate of Seller’s damages in such circumstances.

2.3 Closing. The closing (the “Closing”) of the sale and purchase of the Purchased Assets, the assignment of the Assigned Executory Contracts, the assumption of the Assumed Liabilities and the other transactions contemplated hereby shall take place within one (1) business day after the satisfaction or waiver of the conditions to closing set forth in Article 7 herein, at the offices of Morrison & Foerster LLP, 5200 Republic Plaza, Denver, Colorado, or at such other place and time as may be agreed upon by the parties hereto (the date on which the Closing occurs, the “Closing Date”). The parties agree to use all commercially reasonable efforts to ensure the satisfaction of the conditions set forth in Article 7 so as to enable the parties to effect the Closing on or prior to November 4, 2005.

2.4 Taxes.

(a) Each party will be responsible for paying its own fees, costs, and expenses in connection with negotiating and performing the due diligence and transactions set forth in this Agreement. Any sales, transfer, use or other taxes imposed as a result of sale of the Assets shall be paid by Seller out of the Purchase Price.

(b) Not later than sixty (60) days after the Closing, Buyer shall provide Seller an allocation of the Purchase Price between and among the Purchased Assets and the Assumed Liabilities, which allocation shall be made in a manner required by Section 1060 of the Internal Revenue Code of 1986, as amended, and the Treasury regulations promulgated thereunder. In addition, it is agreed that such allocation will be binding on Buyer, Seller and the Bankruptcy Estate for federal income tax purposes in connection with the transactions contemplated hereby, and will be consistently reflected by each such party on their respective federal income tax returns. Subject to the other provisions of this Section 2.4(b), the parties agree to prepare and timely file all applicable Internal Revenue Service forms, including Form 8594 (Asset Acquisition Statement), and other governmental forms, to cooperate with each other in the preparation of such forms and to furnish each other with a copy of such forms prepared in draft, within a reasonable period prior to the filing due date thereof.

3.	LIABILITIES

3.1 Assumed Liabilities. Subject to the terms and conditions of this Agreement, at and as of the Closing Date, Buyer shall assume and agree to pay, perform, discharge and satisfy when due in accordance with their terms the liabilities of Seller and the Bankruptcy Estate arising after the Closing Date under the Assigned Executory Contracts (the “Assumed Liabilities”).

3.2 Excluded Liabilities. Except to the extent expressly included in the Assumed Liabilities, and to the maximum extent permitted by law, Buyer shall not assume, and shall have no liability or obligation for any other liabilities of Seller or the Bankruptcy Estate, as a successor in interest or otherwise, including, without limitation, any liability arising out of, or related to, any (i) employee or consultant of Seller or the Bankruptcy Estate, including any liability with respect to any key employee retention plans, any liability with respect to or arising from any “employee benefit plan” (as defined in section 3(3) of the Employee Retirement Income Security Act of 1974, as amended), any liability with respect to the Worker Adjustment and Retraining Notification (WARN) Act and any liability with respect to COBRA coverage for employees or consultants of Seller or the Bankruptcy Estate terminated prior to or as part of the consummation of the transactions set forth in this Agreement; (ii) any severance payable to any employee or consultant of Seller or the Bankruptcy Estate; (iii) any costs or expenses incurred in connection with, or related to, the administration of the Bankruptcy Case, including without limitation, any accrued professional fees and expenses of attorneys, accountants, financial advisors and other professional advisors related to the Bankruptcy Case; (iv) liabilities under any warranty, guaranty or similar obligation of Seller or the Bankruptcy Estate arising from or relating to any acts or transactions prior to the Closing Date; (v) any amounts due or which may become due or owing under the Assigned Executory Contracts with respect to the period prior to Closing Date (including, without limitation, any cure payments or obligations); (vi) any liabilities or obligations with respect to any litigation or threatened litigation, claim, obligation, damages, costs and expenses relating to or arising out of or relating to any actions or omissions of Seller or the Bankruptcy Estate or any use of any of the Purchased Assets prior to the Closing Date, whether arising under contract, tort, civil or criminal law or otherwise; (vii) liabilities for environmental claims, whether arising under contract or statute, including without limitation any and all laws relating to pollution or the environment, including the Comprehensive Environmental Recovery, Compensation, and Liability Act, as amended, 42 U.S.C. § 9601, et seq. (“CERCLA”); the Resource Conservation and Recovery Act, as amended, 42 U.S.C. § 9601, et seq. (“RCRA”), the Clean Air Act, 42 U.S.C. § 7401, the Occupational Safety and Health Act, 29 U.S.C. § 600, et seq. (“OSHA”), and all other laws and regulations relating to emissions, discharges, releases, or threatened releases of pollutants, contaminants, chemicals, pesticides, or industrial, infectious, toxic or hazardous substances or wastes into the environment (including ambient air, surface water, groundwater, land surface or subsurface strata) or otherwise relating to the processing, generation, distribution, use, treatment, storage, disposal, transport, or handling of pollutants, contaminants, chemicals, or industrial, infectious, toxic, or hazardous substances or wastes (collectively, “Environmental Laws”); (vii) all obligations of Seller or the Bankruptcy Estate relating to taxes assessed or due prior to the Closing Date; (viii) all liabilities in respect of all indebtedness of Seller or the Bankruptcy Estate; (ix) any accounts payable of Seller or the Bankruptcy Estate; or (x) liabilities arising under any and all Excluded Assets ((i)-(x), collectively, the “Excluded Liabilities”).

4.	REPRESENTATIONS AND WARRANTIES OF BUYER.

Buyer hereby represents and warrants to Seller that all the following statements are true, accurate and correct:

4.1 Due Organization. Buyer is a Water Authority organized pursuant to Colorado Revised Statutes Section 29-1-204(2), duly organized, validly existing, and in good standing under the laws of Colorado. Buyer has all necessary power and authority to enter into this Agreement and all other documents that Buyer is required to execute and deliver hereunder, and holds or will timely hold all permits, licenses, orders and approvals of all federal, state and local governmental or regulatory bodies necessary and required therefor.

4.2 Power and Authority; No Default. Buyer has all requisite power and authority to enter into and deliver this Agreement and to perform its obligations hereunder, including closing the purchase and sale of the Purchased Assets, on or before the deadlines set forth herein. The signing, delivery and performance by Buyer of this Agreement, and the consummation of all the transactions contemplated hereby, have been duly and validly authorized by Buyer and any governing body whose permission Buyer must obtain prior to entering into this Agreement or consummating the transactions contemplated hereby. Subject to Seller’s representations and warranties in Section 5 herein, this Agreement has been duly and validly executed and delivered by Buyer and constitutes its valid and binding obligation, enforceable against Buyer in accordance with its terms, subject only to the laws relating to bankruptcy, insolvency and relief of debtors, and rules and laws governing specific performance, injunctions, relief and other equitable remedies.

4.3 Authorization for this Agreement. To the best of Buyer’s knowledge, no authorization, approval, consent of, or filing with any governmental body, department, bureau, agency, public board, authority or other third party is required for the consummation by Buyer of the transactions contemplated by this Agreement, which has not been obtained or made.

4.4 Litigation. To the best of Buyer’s knowledge, there is no litigation, suit, action, arbitration, inquiry, investigation or proceeding pending or threatened, before any court, agency or other governmental body against Buyer (or any corporation or entity affiliated with Buyer) which seeks to enjoin or prohibit or otherwise prevent the transactions contemplated hereby.

4.5 Financing. Buyer has sufficient cash on hand or financing available to make payment in full of the Purchase Price and to make payment of any other amounts payable hereunder, and has the full authority to consummate the transactions contemplated by this Agreement on the timeline proposed herein.

5.	REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Buyer that all of the following statements are true, accurate and correct:

5.1 Corporate Organization. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Subject to Bankruptcy Court approval, the execution, delivery and performance of this Agreement by Seller and the consummation by Seller of the transactions contemplated by the Agreement do not require any approval or permit of, or filing or registration with, or other action by, any governmental body, department, bureau, agency, public board or authority.

5.2 Power and Authority; Due Execution. Subject only to approval of this Agreement by the Bankruptcy Court, Seller has full power and authority to enter into and perform its obligations under this Agreement without the consent, approval or authorization of, or obligation to notify, any governmental body, department, bureau, agency, public board, authority or person. Subject to Bankruptcy Court approval, Seller has or will have as of the Closing Date the full right, power, and authority to execute, deliver, and carry out the terms of this Agreement, and has obtained or will obtain prior to the Closing Date all documents and agreements necessary to give effect to the provisions of this Agreement and to consummate the transactions contemplated on the part of Seller hereby. Subject to Buyer’s representations and warranties in Section 4 herein, this Agreement and all other agreements and documents executed in connection herewith by Seller, upon entry of the Sale Order and upon the Sale Order becoming a Final Order, shall constitute valid and binding obligations of Seller, enforceable in accordance with their respective terms.

5.3 Litigation. To the best of Seller’s knowledge, there is no litigation, suit, action, arbitration, inquiry, investigation or proceeding pending or threatened, before any court, agency or other governmental body against Seller (or any corporation or entity affiliated with Seller) which seeks to enjoin or prohibit or otherwise prevent the transactions contemplated hereby. Except as set forth on Schedule 5.3 hereto and except for Seller’s pending Bankruptcy Case, no action, decree, injunction, judgment, order, ruling, assessment, writ, arbitration, suit, notice, or legal, administrative or other proceeding before any court or governmental body has been instituted by or against Seller or any of the Purchased Assets that has not been settled or resolved, or, to the best of Seller’s knowledge, has been threatened against or affects Seller or any of the Purchased Assets, which if adversely determined, would give rise to a material lien or other material encumbrance on any Purchased Assets, or have a material adverse effect, taken as a whole, upon the Purchased Assets or upon Seller’s ability to perform its obligations under this Agreement.

5.4 Regulatory Compliance. To the best of Seller’s knowledge, the use and operation of the Purchased Assets are in compliance in all material respects with all applicable laws, there are no material violations of any such laws, and Seller has not received any written notice from any governmental entity alleging any existing material non-compliance with any laws.

5.5 Title. Seller has good, valid and marketable title to the Cherry Creek Project, with the full and unrestricted right to convey the Cherry Creek Project to Buyer, and the Cherry Creek Project is free and clear of all liens, claims and encumbrances, except for the requirements and exceptions specified in Policy No. CO200500117-CO200500126, issued by Stewart Title Company, dated August 11, 2005, and Policy No. S0062199, Amend. No. 5, issued by Security Title Guaranty Co., dated August 25, 2005 (collectively, the “Permitted Encumbrances”). At Closing, Seller will cause the release of the Cherry Creek Project as Collateral under Seller’s Loan Agreement with CityWide Banks dated as of August 26, 2005. The Water Rights Decrees listed in Subpart X of Schedule 1.1(a) are in full force and effect as of the date hereof.

5.6 No Misrepresentation. To the best knowledge of the Seller’s officers, none of the Seller, its agents or its representatives has intentionally misrepresented any material facts or intentionally omitted to disclose any material facts in connection with the Purchased Assets, the Excluded Assets, this Agreement and/or the transactions contemplated hereby.

5.7 Finders. No broker, finder or investment banker retained by or working on behalf of Seller or the Bankruptcy Estate is entitled to any fee or commission from Buyer for services rendered on behalf of Seller or the Bankruptcy Estate in connection with the transactions contemplated by this Agreement.

5.8 Environmental Matters.

(a) Seller has all permits required under Environmental Laws for it to conduct its business as presently conducted and to own and operate the Purchased Assets and related facilities as presently owned and operated (collectively, the “Environmental Permits”), except for such Environmental Permits the lack of which would not have a material adverse effect, taken as a whole, upon the Purchased Assets or upon Seller’s ability to perform its obligations under this Agreement. All such material Environmental Permits are in full force and effect, and Seller has not received any written notice that any suspension or cancellation of any such material Environmental Permits is pending or threatened. To the best of Seller’s knowledge, the Purchased Assets have materially complied with and are in compliance in all material respects with all such material Environmental Permits and with all Environmental Laws.

(b) To the best of Seller’s knowledge neither Seller nor any of its predecessor(s) or affiliate(s) has received any written or oral notice, report or other information regarding any actual or alleged material violation of Environmental Laws, or any material liabilities or potential material liabilities, including any material investigatory, remedial or corrective obligations, relating to the Purchased Assets.

(c) To the best of Seller’s knowledge, no part of the Purchased Assets is currently contaminated by any hazardous substance in a manner that has given or would give rise to material liabilities, including any material liability for response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees, or any material investigatory, corrective or remedial obligations, pursuant to the Environmental Laws.

(d) To the best of Seller’s knowledge, Seller has made available to Buyer all material environmental audits, reports and other material environmental documents in its possession relating to the Purchased Assets.

(e) To the best of Seller’s knowledge, none of the following currently exists at any of the Cherry Creek Assets: (1) underground storage tanks, (2) asbestos containing material in any form or condition, or (3) materials or equipment containing polychlorinated biphenyls.

5.9 Lien Searches. Seller will conduct UCC, tax lien and judgment searches in the states of Delaware, California and Colorado, as of a date no earlier than September 1, 2005, and shall give notice of the transactions proposed by this Agreement to all parties who appear on such search reports as having any lien or claim against Seller or any of the Purchased Assets.

5.10 “AS IS” TRANSACTION. BUYER HEREBY ACKNOWLEDGES AND AGREES THAT, EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN THIS AGREEMENT, SELLER MAKES NO REPRESENTATIONS OR WARRANTIES WHATSOEVER, EXPRESS OR IMPLIED, WITH RESPECT TO ANY MATTER RELATING TO SELLER’S BUSINESS OR TO THE PURCHASED ASSETS. WITHOUT IN ANY WAY LIMITING THE FOREGOING, SELLER HEREBY DISCLAIMS ANY WARRANTY (EXPRESS OR IMPLIED) OF MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE AS TO ANY PORTION OF THE PURCHASED ASSETS AND, EXCEPT AS SET FORTH IN SECTION 5.5, ANY IMPLIED WARRANTY OF MARKETABILITY OF TITLE FOR THE PURCHASED ASSETS. BUYER FURTHER ACKNOWLEDGES THAT BUYER HAS CONDUCTED AN INDEPENDENT INSPECTION AND INVESTIGATION OF THE PHYSICAL CONDITION OF THE PURCHASED ASSETS, AS BUYER DEEMED NECESSARY OR APPROPRIATE AND THAT IN PROCEEDING WITH ITS ACQUISITION OF THE PURCHASED ASSETS BUYER IS DOING SO BASED SOLELY UPON SUCH INDEPENDENT INSPECTIONS AND INVESTIGATIONS, BUT SUBJECT TO THE SATISFACTION OR WAIVER OF THE CLOSING CONDITIONS SPECIFIED HEREIN. ACCORDINGLY, IF THE CLOSING OCCURS, BUYER WILL ACCEPT THE PURCHASED ASSETS AT THE CLOSING DATE “AS IS,” “WHERE IS,” AND “WITH ALL FAULTS,” SUBJECT TO THE PROVISIONS OF THIS AGREEMENT AND THE SALE ORDER PROVIDING, AMONG OTHER THINGS, THAT THE SALE OF THE PURCHASED ASSETS IS FREE AND CLEAR OF ALL LIENS, CLAIMS AND INTERESTS, EXCEPT FOR PERMITTED ENCUMBRANCES.

6.	FURTHER ASSURANCES

6.1 Additionally Requested Documents; Post Closing Assistance. At the reasonable request of Buyer at Closing and at any time or from time to time thereafter, Seller (or any successor chapter 7 or 11 trustee) shall cooperate with Buyer to put Buyer in actual possession and operating control of the Purchased Assets, execute and deliver such further instruments of sale, conveyance, transfer and assignment, including without limitation endorsement of checks and/or transfer of receipts received by Seller after the Closing, as Buyer may reasonably request in order to effectively sell, convey, transfer and assign the Purchased Assets to Buyer, to execute and deliver such further instruments and to take such other actions as Buyer may reasonably request to release Buyer from all obligation and liability with regard to any obligation or liability retained by Seller and to execute and deliver such further instruments and to cooperate with Buyer as may be required or reasonably needed to enable Buyer to obtain all necessary regulatory certifications, approvals, consents and licenses, accreditations or permits; provided, however, that Seller shall be reimbursed for its reasonable costs and expenses incurred in assisting Buyer and providing such documents, instruments, endorsements or related information, which additional documents, instruments, endorsements or related information shall be prepared solely by and at the sole expense of Buyer. Should Seller (or any successor chapter 7 or 11 trustee) fail to fulfill or comply with its obligations under Section 8.2 herein, Buyer shall be permitted to bring a proceeding before the Bankruptcy Court to compel such compliance or to seek an order deeming such instruments duly executed. At the reasonable request of Seller at Closing and at any time, or from time to time thereafter, Buyer shall cooperate with Seller or any successor chapter 7 or 11 trustee to make available for inspection and copying, at Seller’s or its trustee’s expense, business records of Seller acquired by Buyer which Seller or any successor chapter 7 or 11 trustee may reasonably request. Seller’s obligations under this Paragraph 6.1 shall terminate upon the entry of a final decree closing the Bankruptcy Case. After entry of the final decree, Buyer may, at its expense, seek an order of the Bankruptcy Court deeming any documents to be executed and delivered that may be reasonably required to effectively convey, transfer and assign the Purchased Assets to Buyer, or for Buyer to obtain necessary regulatory certifications, approvals, consents and licenses, accreditations or permits, to which order Seller hereby consents.

7.	CONDITIONS TO CLOSING

7.1 Conditions to Buyer’s Obligation to Close. The obligations of Buyer to effect the Closing hereunder shall be subject to the satisfaction and fulfillment of each of the following conditions, except as Buyer may expressly waive the same in writing:

(a) Entry of Sale Order. The Bankruptcy Court shall have entered an order, in form and substance mutually acceptable to Buyer and Seller, approving this Agreement and the consummation of the transactions contemplated hereby in their entirety (the “Sale Order”), such Sale Order shall have been entered on the docket of the Bankruptcy Court and such Sale Order shall have become a Final Order. As used in this Agreement, the term “Final Order” shall mean any order of the Bankruptcy Court or other court of competent jurisdiction as to which (i) there is no stay or other limitation on the terms or effectiveness, (ii) no appeal is pending, and (iii) the time to file an appeal has expired.

(b) Form of Sale Order. The Sale Order shall be in form and substance reasonably acceptable to Buyer approving the transactions contemplated hereby and the terms and conditions of this Agreement, and it shall provide for all necessary and customary findings and holdings, including at minimum the following:

(i) Seller has adequately marketed the Purchased Assets, and all interested parties, potential bidders and parties who hold Liens, Claims or Interests in the Purchased Assets have received proper and adequate notice of the sale in accordance with the Bankruptcy Code and applicable orders of the Bankruptcy Court, including the Bid Procedures and any other related orders;

(ii) Seller is authorized to consummate the transactions contemplated under this Agreement and its decision to do so is a proper exercise of its business judgment and fiduciary duties;

(iii) The terms of this Agreement are fair and reasonable and provide fair value for the Purchased Assets, Buyer’s bid is the best offer for the Purchased Assets, and the sale to Buyer is in the best interests of the Bankruptcy Estate and its creditors and provides the best reasonably achievable disposition of the assets therefor;

(iv) Except as provided in this Agreement, the Purchased Assets shall be sold free and clear of all Liens, Claims and Interests, but subject to any Permitted Encumbrances, with such Liens, Claims and Interests to attach to the consideration to be received by Seller in the same priority and subject to the same defenses and avoidability, if any, as before the Closing, and Buyer would not enter into this Agreement or purchase the Purchased Assets otherwise;

(v) The transfer of the Purchased Assets to Buyer will be a legal, valid, and effective transfer of the Purchased Assets, and will vest Buyer with all right, title, and interest of Seller and the Bankruptcy Estate to the Purchased Assets free and clear of all Liens, Claims and Interests, including any Liens, Claims or Interests relating to taxes or any other liabilities arising under or out of, in connection with, or in any way relating to, the Purchased Assets, Seller, the Bankruptcy Estate, or their respective operations or activities prior to the Closing Date, but subject to any Permitted Encumbrances.

(vi) Seller’s assumption and assignment of the Assigned Executory Contracts is approved on the terms provided in this Agreement, and Buyer has provided adequate assurances of future performance thereunder;

(vii) Buyer is a good faith Buyer entitled to the protections afforded by Bankruptcy Code section 363(m) such that the reversal or modification on appeal of the Sale Order shall not affect the validity of the sale of the Purchased Assets as contemplated hereunder, negotiations have been fair and arm’s-length and no party has engaged in any conduct that would cause the sale to be affected under Bankruptcy Code section 363(n); and

(viii) Buyer shall have no obligations under any liabilities of Seller or the Bankruptcy Estate other than the Assumed Liabilities and its obligations under this Agreement.

(c) Accuracy of Representations and Warranties on Closing Date. The representations and warranties made by Seller in Section 5 herein shall be true and correct in all material respects, on and as of the date hereof and on and as of the Closing Date with the same force and effect as though such representations and warranties were made on and as of the Closing Date.

(d) Compliance. Seller shall have complied in all material respects with, and shall have fully performed, in all material respects, the terms, conditions, covenants and obligations of this Agreement imposed thereon to be performed or complied with by Seller at, or prior to, the Closing.

(e) No Injunction; Absence of Certain Litigation. No preliminary or permanent injunction issued by any court of competent jurisdiction restraining, prohibiting or staying the Sale Order or the transaction contemplated hereby shall be in effect. No court or any other Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, or non-appealable judgment which prohibits the consummation of the Closing.

(f) Miscellaneous. No order shall have been entered in the Bankruptcy Case providing for the rejection of any contract or the sale of any asset that would be a Purchased Asset as of the date of this Agreement. Seller shall not have abandoned or otherwise relinquished its or the Bankruptcy Estate’s interest in any asset that would be a Purchased Asset as of the date of this Agreement, other than assets disposed of or abandoned in the ordinary course of business consistent with past practice.

(g) Delivery of Assets. Seller shall have delivered and made available to Buyer the Purchased Assets hereunder in accordance with the terms of this Agreement.

7.2 Conditions to Seller’s Obligation to Close. The obligations of Seller to effect the Closing hereunder shall be subject to the satisfaction and fulfillment of each of the following conditions, except as Seller may expressly waive the same in writing:

(a) Entry of Sale Order. The Bankruptcy Court shall have entered the Sale Order and such Sale Order shall have been entered on the docket of the Bankruptcy Court.

(b) Accuracy of Representations and Warranties on Closing Date. The representations and warranties made by Buyer in Section 4 herein shall be true and correct in all material respects, on and as of the date hereof and on and as of the Closing Date with the same force and effect as though such representations and warranties were made on and as of the Closing Date.

(c) Compliance. Buyer shall have complied in all material respects with, and shall have fully performed, in all material respects, the terms, conditions, covenants and obligations of this Agreement imposed thereon to be performed or complied with by Buyer at, or prior to, the Closing.

(d) No Injunction; Absence of Certain Litigation. No preliminary or permanent injunction issued by any court of competent jurisdiction restraining, prohibiting or staying the Sale Order or the transaction contemplated hereby shall be in effect. No court or any other Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, or non-appealable judgment which prohibits the consummation of the Closing.

(e) Payment. Seller shall have received payment of the Purchase Price.

8.	CLOSING OBLIGATIONS

8.1 Buyer’s Closing Obligations. At the Closing, Buyer shall deliver or cause to be delivered to Seller payment of the Purchase Price, subject to any credit for the Deposit and interest thereon pursuant to Section 2.2 herein.

8.2 Seller’s Closing Obligations. At the Closing, Seller shall deliver or cause to be delivered to Buyer, at Seller’s expense, the following in a form and substance reasonably satisfactory to Buyer:

(a) Documents Relating to Title. Seller shall execute, acknowledge, deliver and cause to be executed, acknowledged and delivered to Buyer such deeds, bills of sale, assignments and other instruments of conveyance reasonably requested by Buyer to vest in Buyer all of Seller’s and the Bankruptcy Estate’s right, title and interest in, to and under the Purchased Assets, provided that Seller shall have no responsibility for preparing, filing or recording any such instruments of conveyance.

(b) Title Insurance. Unconditional commitments from Security Title Guaranty Company and Stewart Title Insurance Company covering the real estate and water rights enumerated in Schedule 1.1(a) with such requirements and exceptions as contained in Permitted Encumbrances or as otherwise mutually agreed upon by Seller and Buyer.

(c) Possession. Full possession and control of the Purchased Assets, free and clear of all Liens, Claims and Interests to the extent provided herein, pursuant to the Sale Order.

(d) Third Party Consents. Subject to the provisions of Section 1.3(c), any consents, approvals and authorizations of third parties which are necessary including authorization by the Bankruptcy Court (in form reasonably acceptable to Buyer) for the execution, delivery and consummation of this Agreement.

(e) Corporate Resolutions. Certified copy of the corporate resolutions of Seller’s Board of Directors authorizing the execution, delivery and performance of this Agreement and all documents associated herewith.

(f) Incumbency Certificates. Incumbency certificates with respect to the officers of Seller executing documents or instruments on behalf of Seller.

(g) Closing Certificate. A certificate of an officer of Seller certifying that the conditions set forth in Section 7.1 herein (listing the conditions precedent to Buyer’s obligations hereunder) have been satisfied.

9.	COVENANTS OF BUYER AND SELLER

9.1 Sale Motion, Order. Seller shall file a motion or motions (and related notices and proposed orders) with the Bankruptcy Court seeking entry of the Sale Order and any ancillary or related orders reasonably necessary or advisable to effect the provisions of this Agreement. Seller shall use commercially reasonable efforts to prosecute such motion or motions and to ensure that the Sale Order is entered and approved, and to request that the Sale Order provides that it shall become effective immediately and that the provisions of Federal Rules of Bankruptcy Procedure 6004(g) and 6006(d) shall be waived for cause.

9.2 Cooperation, Due Diligence, Schedules. Between the date of this Agreement and the Closing, to the extent permitted by law, Seller shall afford the authorized representatives and agents of Buyer (which shall be deemed to include its independent auditors and counsel) reasonable access to and the right to inspect the Purchased Assets and the books and records of Seller relating to the Purchased Assets and Seller’s business, and will furnish Buyer with such additional financial and operating data and other information relating to the Purchased Assets and Seller’s business as Buyer may from time to time reasonably request, including all items set forth on any of Seller’s Schedules, Exhibits or deliveries under this Agreement. Buyer, at Buyer’s expense, shall have the right to make a reasonable number of copies of such books, records, financial and operating data and other information of Seller and shall have the right to reasonable access, for itself and its authorized representatives and agents, to Seller’s business locations and Seller’s directors, officers, employees, accountants, counsel and authorized representatives (each of whom shall be deemed to be bound by the NDA (as defined below), as Buyer considers necessary or appropriate to familiarize itself with the business and operations of Seller’s business, the Purchased Assets or the Assumed Liabilities. Notwithstanding the foregoing, Buyer’s rights of access and inspection in this Section 9.2 (i) shall be subject to the terms and conditions of that certain Noncircumvention & Confidentiality Agreement by and between General Capital Partners, LLC (Seller’s representative) and Buyer, dated as of October      , 2005 (the “NDA”), with the same force and effect as if Buyer were a party thereto; (ii) shall not include any access to (A) any Confidential Information, or (B) any and all information and material received from any person other than Buyer or its agents or representatives in connection with the proposed sale of any of the Purchased Assets and any analyses prepared by or on behalf of Seller of any bids for the Purchased Assets or any portion thereof, or any materials relating to the negotiations with any potential bidder; and (iii) shall be made to avoid any material disruption of Seller’s business.

9.3 Consented Assignment. If Seller is unable to obtain the consent of any party that is necessary to assign any Assigned Executory Contract notwithstanding the provisions of sections 363(f) and 365(f) of the Bankruptcy Code, then, subject to any right of Buyer hereunder, Seller shall cooperate with Buyer in any reasonable arrangement designed to provide to Buyer the benefits and obligations under any such Assigned Executory Contract, including enforcement of any and all rights of Seller against the other party or parties thereto arising out of the breach or cancellation by such other party or otherwise.

9.4 Continuing Operations. From the date hereof until the Closing, Seller shall carry on its business in the same manner as it has heretofore and not make any material change in personnel, operations, finance, accounting policies, or the Purchased Assets other than in the ordinary course of business, and Seller shall use commercially reasonable efforts to preserve the Purchased Assets in the same state as such existed on the date hereof, including maintaining any necessary insurance coverage therefor or thereon.

10.	MISCELLANEOUS.

10.1 Termination Prior to Closing. This Agreement and the transactions contemplated by this Agreement may be terminated at any time before the Closing as follows and in no other manner: (a) by mutual consent in writing by Buyer and Seller; (c) by Buyer, if Buyer is not in material breach of its obligations under this Agreement, at any time after November 30, 2005, if the Closing shall not have occurred by such date; (d) by Seller, if Seller is not in material breach of its obligations under this Agreement, at any time after (i) November 30, 2005, if the Closing shall not have occurred by such date notwithstanding the satisfaction of all conditions in Section 7.1 or (ii) February 1, 2006 without regard to whether the conditions in Section 7.1 have been satisfied; (e) by Buyer by written notice to Seller if any one or more conditions to the obligations of Buyer to consummate the transactions contemplated by this Agreement as set forth in Section 7.1 herein have not been satisfied; (f) by Seller by written notice to Buyer if any one or more conditions to the obligations of Seller to consummate the transactions contemplated by this Agreement as set forth in Section 7.2 herein have not been satisfied; (g) by Buyer if any material amount of the Purchased Assets, taken as a whole, are materially damaged, destroyed or condemned; or (h) by Buyer or Seller if (1) the representations and warranties of the other party set forth in Section 4 or 5, as the case may be, shall not be true and correct in all material respects; or (2) the other party materially breaches any material covenant or obligation it was to perform or comply with prior to the Closing. For purposes of clarification, Seller shall be in material breach of its obligations under this Agreement if, after approval of the Sale Order by the Bankruptcy Court, Seller solicits, accepts or negotiates for any offers to purchase any of the Purchased Assets. Any termination of this Agreement pursuant to this Section 10.1 shall be without liability to the terminating party, subject to the right of any non-breaching party to pursue damages for any breach of this Agreement by the other party, and in the event this Agreement is terminated, the Deposit and all interest thereon shall be returned to Buyer immediately and without counterclaim or offset.

10.2 Other Expenses. Except as otherwise provided in this Agreement, Seller shall pay all of its own expenses in connection with the negotiation, execution, and implementation of the transactions contemplated by this Agreement and Buyer shall pay all of its own expenses in connection with the negotiation, execution, and implementation of the transactions contemplated by this Agreement.

10.3 Documentation. Except as otherwise provided herein, all pleadings and orders, contemplated by this Agreement shall be in form and substance reasonably acceptable to Buyer and its counsel, and all agreements ancillary to this Agreement shall be in form and substance reasonably acceptable to Buyer.

10.4 Notices. Any notice required or permitted to be given under this Agreement shall be in writing and shall be personally delivered or sent by certified or registered United States mail, postage prepaid, or sent by nationally recognized overnight express courier and addressed as follows:

(a) If to Seller:

Western Water Company

102 Washington Avenue

Point Richmond, CA 94801

Tel: 510-234-7400

Fax: 510-307-7863

Attention: Michael Patrick George

With copy to:

Patricia S. Mar

Morrison & Foerster LLP

425 Market Street

San Francisco, CA 94105

Tel: 415-268-6157

Fax: 415-268-7522

(b) If to Buyer:

Cherry Creek Project Water Authoirty

c/o Patrick F. Mulhern

Mulhern MRE, Inc.

2 Inverness Drive East, Suite 101

Englewood, CO 80112

Tel: 303-649-9857

Fax: 303-414-0671

With copy to:

Norman F. Kron

Lisa K. Mayers

Grimshaw & Harring, P.C.

1700 Lincoln Street, Suite 3800

Denver, CO 80203

Tel: 303-839-3800

Fax: 303-839-3838

10.5 Entire Agreement. This Agreement, including all Exhibits and Schedules hereto (which are incorporated herein by reference) and any agreements to be executed and delivered in connection herewith, together constitute the entire agreement and understanding between the parties and there are no agreements or commitments with respect to the transactions contemplated herein except as set forth in this Agreement. This Agreement supersedes any prior offer, agreement or understanding between the parties with respect to the transactions contemplated hereby.

10.6 Amendment; Waiver. Any term or provision of this Agreement may be amended only by a writing signed by Seller and Buyer. The observance of any term or provision of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a writing signed by the party to be bound by such waiver. No waiver by a party of any breach of this Agreement will be deemed to constitute a waiver of any other breach or any succeeding breach.

10.7 No Third Party Beneficiaries. Nothing expressed or implied in this Agreement is intended, or shall be construed, to confer upon or to give any person, firm or corporation, other than the parties hereto, any rights or remedies under or by reason of this Agreement.

10.8 Execution in Counterparts. For the convenience of the parties, this Agreement may be executed in one or more counterparts and in original or by facsimile, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

10.9 Benefit and Burden. This Agreement shall be binding upon, shall inure to the benefit of, and be enforceable by and against, the parties hereto and their respective successors and permitted assigns.

10.10 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Colorado (excluding application of any choice of law doctrines that would make applicable the law of any other state or jurisdiction) and, where appropriate, applicable federal law. The Bankruptcy Court shall have exclusive jurisdiction to enforce and interpret the terms of this Agreement and resolve any disputes and claims with respect thereto.

10.11 Severability. If any provision of this Agreement is for any reason and to any extent deemed to be invalid or unenforceable, then such provision shall not be voided but rather shall be enforced to the maximum extent then permissible under then applicable law and so as to reasonably effect the intent of the parties hereto, and the remainder of this Agreement will remain in full force and effect.

10.12 Attorneys’ Fees. Should any legal proceeding be brought to enforce or interpret any provision of this Agreement, the prevailing party shall be entitled to recover reasonable attorneys’ fees to be fixed in amount by the Bankruptcy Court (including, without limitation, costs, expenses and fees on any appeal).

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IN WITNESS WHEREOF, Buyer and Seller executed and delivered this Asset Purchase Agreement by their duly authorized representatives as of the Effective Date.

SELLER:	BUYER:
Western Water Company By: Michael Patrick George Its: Chairman, President & CEO	Cherry Creek Project Water Authority By: Patrick F. Mulhern Its: President